FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 06, 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
6 December 2023
Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
06 December 2023	41,376	216.70	214.30	215.4497	LSE
06 December 2023	0	0.00	0.00	0.0000	CHIX
06 December 2023	30,011	216.70	215.40	216.0603	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 31 July 2023, as announced on 31 July 2023.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 203,601,283 Ordinary Shares in treasury and have 8,802,792,401 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
06 December 2023	08:03:04	BST	5202	215.70	BATE	1432658
06 December 2023	08:10:42	BST	4722	215.40	BATE	1441812
06 December 2023	08:14:36	BST	4854	215.60	BATE	1444643
06 December 2023	08:20:12	BST	5455	216.70	BATE	1449834
06 December 2023	08:31:07	BST	4639	216.60	BATE	1459077
06 December 2023	08:37:47	BST	2027	216.30	BATE	1464391
06 December 2023	08:37:47	BST	3112	216.30	BATE	1464389
06 December 2023	08:03:01	BST	6146	215.80	LSE	1432615
06 December 2023	08:06:01	BST	5962	214.40	LSE	1435278
06 December 2023	08:06:02	BST	5701	214.30	LSE	1435297
06 December 2023	08:10:42	BST	5034	215.40	LSE	1441814
06 December 2023	08:11:24	BST	6109	215.10	LSE	1442255
06 December 2023	08:20:12	BST	6206	216.70	LSE	1449836
06 December 2023	08:24:33	BST	4684	216.30	LSE	1453634
06 December 2023	08:24:33	BST	1534	216.30	LSE	1453632

Date: 06 December 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary